Exhibit 99.4

Procedural Rules of the Supervisory Committee of China Southern Airlines Company Limited

CHAPTER 1 GENERAL PROVISIONS

Article 1	In order to further improve the governance structure of China Southern Airlines Company Limited (the “Company”) and to standardise the basic norms of conduct and responsibilities of the supervisory committee, these Procedural Rules are formulated in accordance with requirements of “The Company Law of the People’s Republic of China” (the “Company Law”), the Code of Corporate Governance for Listed Companies in China (the “Code of Corporate Governance”), the Articles of Association of China Southern Airlines Company Limited (the “Articles of Association”) and other relevant laws and regulations.

Article 2	The Company shall establish a supervisory committee (the “Supervisory Committee”) and ensures that the Supervisory Committee exercises the right of supervision independently according to law, so as to ensure that the interest of shareholders, the interest of the Company and the legitimate rights and interests of employees are not violated.

Article 3	The Supervisory Committee shall establish the Supervisory Committee Office to handle the daily routine of the Supervisory Committee. The chairman of the Supervisory Committee also acts as the person in charge of the Supervisory Committee Office and safe keeps the seal of the Supervisory Committee. The chairman of the Supervisory Committee may also ask the Company’s securities representative or other personnel to assist him to handle the daily routine of the Supervisory Committee.

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Article 4	The Supervisory Committee is accountable to the shareholders and performs its duties in accordance with requirements of the Company Law, the Code of Corporate Governance, the Articles of Association and other laws and regulations to supervise the legality and compliance of the directors, general manager and other senior management personnel of the Company in discharging their duties, and safeguard the legitimate rights and interests of the Company and shareholders.

CHAPTER 2 Supervisory Committee

Section 1 Supervisors

Article 5	Supervisors of the Company shall be representatives of shareholders and representatives of staff and workers of the Company. Supervisors may also be recruited externally.

Article 6	Shareholders’ representatives shall be elected or replaced by shareholders’ general meeting. Supervisor candidates who are shareholders’ representatives shall be nominated by the Supervisory Committee of the previous session, or by shareholders individually or jointly holding 5% or more of the Company’s shares carrying the right to vote and confirmed by the Supervisory Committee. Such supervisors shall be elected by shareholders representing half or more of the voting rights of the shareholders present at the shareholders’ general meeting, and requirements are the same for their replacement.

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Representatives of staff and workers shall be elected or removed by staff and workers through democratic election. Supervisor candidates who are representatives of staff and workers shall be nominated by the Supervisory Committee of the previous session and elected at the staff and workers representatives meeting, and requirements are the same for their replacement. Supervisors who are representatives of staff and workers shall comprise at least one third of all supervisors.

Externally recruited supervisors shall be elected or replaced by shareholders’ general meeting.

Any change in supervisors shall be recorded by the Company and filed with original company registration authority and the decision disclosure shall be submitted to the stock exchange in the place of listing.

Article 7	Supervisors shall be elected and replaced by the shareholders’ general meeting with a term of office of three years. Supervisors (including by-elected supervisors) shall have a term commencing from the date of the resolution of the shareholders’ general meeting or the staff and workers representatives meeting and expiring upon conclusion of the tenure of the Supervisory Committee. Upon expiry of his term, a supervisor shall be eligible for re-election.

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Article 8	Where no re-election is made in time upon expiry of the term of a supervisor, or any supervisor resigns resulting in the number of members of the Supervisory Committee to fall below the quorum, the original supervisor shall, prior to a new supervisor entering on the office, continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Articles of Association.

Article 9	Supervisors shall ensure that the information disclosed by the Company is true, accurate and complete.

Article 10	Supervisors shall have the following general qualities:

(1)	Ability to have extensive exchange with shareholders, employees and other stakeholders, and to protect the rights and interests of equity owners;

(2)	Adhere to principles, being honest and righteous, and discharge duties with impartial manner;

(3)	Possess professional knowledge or experience in legal or financial field.

A person shall be disqualified from being a supervisor of the Company in any one of the following circumstances:

(1)	The individual has no capacity to undertake civil liabilities or restricted capacity to undertake civil liabilities;

(2)	A period of five years has not yet elapsed since the penalisation on conviction of corruption, bribery, unauthorised taking of properties, misappropriation of properties or disrupting social and economic order; or a period of five years has not yet elapsed since being deprived of political rights for committing offences;

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(3)	A period of three years has not yet elapsed since the completion of the liquidation of any company or enterprise which was insolvent due to unsound business operation and management and where the person acted as a director, factory manager or manager of such company or enterprise and was personally liable for such insolvency;

(4)	A period of three years has not yet elapsed since revocation of the business license of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	The person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	Currently being barred by the China Securities Regulatory Commission from participating in the securities market;

(7)	Senior management personnel such as directors, managers and financial controllers shall not serve as supervisor of the Company in dual capacity;

(8)	Civil servants shall not serve as supervisors of the Company;

(9)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(10)	The person is not a natural person;

(11)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty; or

(12)	Other stipulations of laws, administrative regulations rules or departmental rules.

Any election, appointment or recruitment of supervisors in breach of the above provisions will be void.

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Article 11	Supervisors are entitled to the following rights:

(1)	The right to know the decisions and operating conditions of the Company;

(2)	To require directors, departments and related personnel to provide necessary assistance and relevant information when discharging the duties of supervisors, and no department or individual shall refuse, interfere or obstruct such requests. Reasonable expenses incurred by supervisors in performing their duties shall be borne by the Company;

(3)	To attend meetings of the Supervisory Committee and vote thereat;

(4)	To propose convening interim meeting of the Supervisory Committee with proper reason and purpose;

(5)	To attend shareholders’ general meeting;

(6)	To inquire, understand and express independent opinion about the operating and management conditions of the Company when attending meetings of the board of directors of the Company (the “Board”); and

(7)	To exercise other rights of supervision pursuant to the Articles of Association and commissioned by the Supervisory Committee.

Article 12	Supervisors shall fulfill the following obligations:

(1)	To abide by laws, administrative regulation and the Articles of Association, act honestly and diligently and perform duties faithfully;

(2)	To attend Supervisory Committee meetings with serious and responsible attitude, express explicit opinions relating to business considered and request the recording of his opposition in the minute;

(3)	To execute resolutions of the Supervisory Committee, safeguard interests of shareholders, employees and the Company;

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(4)	Not to exploit his position and power to advance his own private interests, not to accept bribes or other illegal income or expropriate the Company’s property;

(5)	To keep secrets of the Company, and not to disclose Company secrets unless required by laws or with approval of shareholders’ general meeting; and

(6)	To take an active part in training in order to understand the rights, obligations and responsibilities as a supervisor, learn about relevant laws and regulations and master relevant knowledge required of a supervisor.

Article 13	A supervisor who fails to attend in person two consecutive Supervisory Committee meetings shall be deemed as unable to perform his duties and shall be replaced at the shareholders’ general meeting or staff and workers representatives meeting.

Article 14	If a supervisor cannot attend the Supervisory Committee meeting due to the Company’s or personal affair, he shall appoint another supervisor in writing to perform the duties for him and persons other than supervisors cannot be appointed to attend the meeting.

The appointment letter shall contain the name of the proxy, and the business, authority and validity of the appointment, and be signed or chopped by the appointer.

The supervisor appointed to attend meetings as a proxy shall exercise the rights of a supervisor within his authorisation.

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A supervisor who does not attend or appoint a proxy to attend a Supervisory Committee meeting shall be deemed as waiving his voting right at the meeting.

Article 15	Supervisors may resign before the expiration of his term. The resigning supervisor shall submit to the Supervisory Committee a notice of resignation.

If a supervisor’s resignation results in the number of supervisors constituting the Supervisory Committee to fall below the quorum, the notice of resignation of such supervisor shall become effective only when the vacancy arising from his resignation has been filled by a new supervisor.

If the resigning supervisor is a shareholders representative, an extraordinary general meeting shall be convened as soon as possible for the election of a supervisor to replace him. If the resigning supervisor is a representative of staff and workers, an extraordinary staff and workers representatives meeting shall be convened as soon as possible for the election of a supervisor by employees of the Company democratically to replace him. The power of the resigning supervisor and the remaining supervisors shall be subject to due restrictions until the shareholders’ general meeting or staff and workers representatives meeting has made a resolution in respect of the election of a supervisor to fill the vacancy.

Article 16	Upon the resignation taking effect or the expiry of the term of office of a supervisor, the fiduciary duties owed by such supervisor to the Company and shareholders will not be released for certain before or within a reasonable period of time after the resignation takes effect and upon the expiry of his term of office. The obligation of confidentiality of such supervisor in relation to the commercial secrets of the Company remains effective after the term of such supervisor ends until such commercial secrets become public information. The continuity of other obligations shall be determined on the principle of fairness, and dependent on the length of time between the occurrence of the incident and the leaving of office, as well as the conditions and circumstances under which the supervisor terminates his relationship with the Company.

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Article 17	Where a supervisor violates any laws, administrative regulations or the Articles of Association in the course of performing his duties and causes loss to the Company, such supervisor shall be liable for compensation. Shareholders are entitled to require the Company to institute proceedings to demand compensation according to law.

Where a supervisor leaves the Company before expiry of this term of office, he shall compensate the Company for any losses arising from his unauthorised resignation.

Article 18	If a supervisor fails to perform the obligation as a supervisor during his term which resulted in material damage to the interests of the Company, shareholders or employees, his legal liabilities shall be pursued according to relevant laws and regulations depending on the extent of his fault. Shareholders’ general meeting or staff and workers representatives meeting may remove him from the office as a supervisor according to stipulated procedures.

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Article 19	Each supervisor shall subject to assessment. He shall submit a written report of his work, which should also include his independent assessment of the business operation of the Company according to law.

The performance assessment of supervisors shall be a combination of self-evaluation and mutual evaluation among the supervisors.

Section 2 Composition and functions and powers of the Supervisory Committee

Article 20	The Company shall have a Supervisory Committee. The Supervisory Committee shall be composed of three to five supervisors, of which supervisors assumed by staff representatives shall not be less than one third.

The members and composition of the Supervisory Committee should ensure that the Supervisory Committee can independently and effectively supervise and check the discharge of duties by directors, the general manager and other senior management personnel and the financial situation of the Company.

Article 21	The Supervisory Committee shall have a chairman, who shall be subject to election or removal with the consent of two thirds or more of the members of the Supervisory Committee. The chairman of the Supervisory Committee shall convene and preside over meetings of the Supervisory Committee. When the chairman of the Supervisory Committee is unable or fails to perform his duties, a supervisor shall be elected by half or more of the supervisors to convene and preside over meetings of the Supervisory Committee.

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Article 22	The chairman of the Supervisory Committee shall exercise the following functions and powers:

(1)	To convene and chair meetings of the Supervisory Committee, and monitor and supervise the implementation of the Supervisory Committee resolutions;

(2)	To submit work report to the shareholders’ general meeting on behalf of the Supervisory Committee;

(3)	To attend Board meetings or appoint a supervisor to attend Board meetings; and

(4)	When there are proceedings between the directors or general manager and the Company, to represent the Company in the proceedings.

When the chairman of the Supervisory Committee is unable to perform his duties, the chairman shall designate a supervisor to perform the duties on his behalf.

Article 23	The Supervisory Committee shall exercise the following functions and powers:

(1)	To exercise supervision and checking functions and powers independently, and is entitled to interview senior management personnel, department heads and relevant personnel; and entitled to examine the financial situation, and review financial statements and information of the Company;

(2)	To check whether the directors, the general manager and other senior management personnel have violated any laws, regulations or the Articles of Association in the course of performing their duties;

(3)	To demand rectification from the directors, the general manager or other senior management personnel when the acts of such persons are harmful to the Company’s interest, and to report to the Board, the shareholders’ general meeting or relevant national governing authority if necessary;

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(4)	To propose the convening of extraordinary general meeting, and to convene and preside over shareholders’ general meeting in the event that the Board fails to convene and preside over any shareholders’ general meeting as required under the laws or the Articles of Association;

(5)	To attend Board meetings, and to challenge or make advice on resolutions of the Board upon unanimous approval of all supervisors. In the event that the Board does not adopt the advice or maintain the original resolution after re-consideration, the Supervisory Committee is entitled to propose the convening of extraordinary general meeting to resolve the issue;

(6)	To submit proposals to the shareholders’ general meeting;

(7)	To institute proceedings against the directors and senior management personnel in accordance with the provisions of Article 66 of the Articles of Association;

(8)	To propose candidate for independent director to the shareholders’ general meeting;

(9)	To represent the Company in negotiation with or bringing an action against a director;

(10)	Other functions and powers specified in the Articles of Association or granted by the shareholders’ general meeting.

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Article 24	Based on the unanimous vote of all supervisors, the Supervisory Committee is entitled to propose to the shareholders’ general meeting for changing directors or propose to the Board for dismissing the general manager or other senior management personnel for violating laws and material misconduct of directors, general manager and other senior management personnel.

Article 25	The Supervisory Committee’s records of directors, general manager and other senior management personnel and the results of financial and special inspection shall be an important basis for the performance evaluation of directors, general manager and other senior management personnel.

Article 26	If something unusual in the operation of the Company is discovered by the Supervisory Committee when exercising its function and powers, it may conduct an investigation on the issue. If necessary, it may independently engage intermediaries to provide professional advice, and the expenses entailed shall be borne by the Company.

Article 27	Under any of the following circumstances where the Company should but fails to convene an extraordinary general meeting within the required period, the Supervisory Committee may resolve to request the Board to convene the extraordinary general meeting. If the Board does not agree to convene the extraordinary general meeting or fails to convene the shareholders’ general meeting within the required period, the Supervisory Committee may convene such extraordinary general meeting on a unilateral basis:

(1)	The number of directors is not sufficient to form the quorum or is less than two thirds of the number specified in the Articles of Association;

(2)	The accrued losses of the Company that need making up amount to one third of the total amount of its share capital;

(3)	Shareholder(s) holding 10% or more of the Company’s shares proposes convening an extraordinary general meeting.

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Article 28	At the annual general meeting, the Supervisory Committee should read out its report on specific supervision items for the past year, which shall include:

(1)	Examination of the Company’s financial situation;

(2)	The exercising of due diligence by the directors, the general manager and other senior management personnel in discharging their duties, and their implementation of relevant laws and regulations, the Articles of Association and resolutions of the shareholders’ general meeting;

(3)	Other material events that in the opinion of the Supervisory Committee should be reported to the shareholders’ general meeting.

If it considers necessary, the Supervisory Committee may submit its opinion and independent report on proposals to be considered at the shareholders’ general meeting.

Article 29	The Supervisory Committee shall carry out financial examination once or more each year and if necessary, inspect and interview affiliated companies to fully understand the business operation of the Company. It may engage law firm, accounting firm or the Company’s audit department to provide assistance.

Article 30	The Supervisory Committee shall regularly organise supervisors to undergo training of politics, current affairs, policies and regulations and business learning, as well as participate in meetings and training and other activities organised by authorities of the State, so as to constantly improve the quality and legitimate supervisory capability of supervisors with expenses to be borne by the Company.

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Article 31	Any plan for increase in annual expenditure of the Supervisory Committee shall be submitted to the Board in the end of a year before 15 December for coordination, arrangement, signing and approval. Expenditures within the plan will be reimbursed by the Company against the signature of three supervisors including chairman of the Supervisory Committee. Expenditures exceeding the plan due to special circumstances shall be reported to chairman of the Board for examination and approval.

Section 3 Meetings of the Supervisory Committee

Article 32	The Supervisory Committee shall deliberate matters by meetings of the Supervisory Committee. Supervisory Committee meetings are divided into regular meeting and interim meeting.

Article 33	The Supervisory Committee shall convene at least two regular meetings each year, which shall be held within two days before the announcement of Company’s annual report for the previous year and interim report of the year, to consider such reports and related issues.

The Supervisory Committee shall announce the reason for not convening any regular meeting in time.

Article 34	The Supervisory Committee shall convene an interim meeting within 10 days, in any of the following cases:

(1)	Where the chairman of the Supervisory Committee considers necessary;

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(2)	Where any supervisor proposes to convene a meeting;

(3)	Where the shareholders’ general meeting or meeting of the Board have adopted resolutions which violate various provisions and requirements of laws, regulations, rules and regulatory authorities, the Articles of Association, resolutions of the shareholders’ general meeting and other relevant provisions;

(4)	Where one third or more supervisors propose a no-confidence vote against the chairman of the Supervisory Committee, he shall convene an interim meeting for the voting within a month after receiving such proposal and report at the next shareholders’ general meeting;

(5)	Where the number of supervisors falls below two thirds of the number specified in the Articles of Association;

(6)	Where the misconduct of directors and senior management personnel may cause serious damage to the Company or adverse impacts in the market;

(7)	the Company, the director, the supervisor or the senior management is sued by shareholders;

(8)	the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;

(9)	Where securities regulatory authorities require the convening of such meeting; and

(10)	Other situations provided in the Articles of Association.

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Article 35	Before issuing the notice convening a regular meeting, the Supervisory Committee Office shall collect meeting proposals from all supervisors, and ask for opinions from employees of the Company for at least two days. When collecting proposals and opinions, the Supervisory Committee Office shall state that the Supervisory Committee emphasizes on supervising the standard operation of the Company and the acts of directors and senior management personnel, rather than the operating and management decisions of the Company.

Article 36	For an interim meeting proposed by a supervisor, the supervisor shall submit a signed written proposal to the chairman of the Supervisory Committee directly or through the Supervisory Committee Office. The written proposal shall contain the following items:

(1)	Name of the supervisor who makes the proposal;

(2)	Reason for making the proposal or the objective facts or cause which the proposal is based on;

(3)	Time or duration, venue and mode of the meeting;

(4)	Clear and specific proposal;

(5)	Contact of the proposer, date of the proposal, etc.

The Supervisory Committee Office shall issue a notice for convening an interim meeting within three days after it or the chairman of the Supervisory Committee received the written proposal from a supervisor.

Where the Supervisory Committee Office fails to issue the meeting notice in time, the proposer shall report to the regulatory authorities promptly.

Article 37	For a regular meeting or an interim meeting, the Supervisory Committee Office shall issue a written notice affixed with the official seal of the Supervisory Committee to all supervisors ten or five days in advance respectively through direct delivery, fax, email or other means. If the notice is not given through direct delivery, the confirmation by telephone is necessary and corresponding records shall be made.

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Article 38	When convening an interim meeting necessitated by an urgent business, the notice may be given verbally or by telephone at any time, provided that the convener should make necessary explanations at the meeting.

Article 39	Notice of Supervisory Committee meeting shall be served on all supervisors in the following manner:

(1)	The notice shall be given to all supervisors by direct delivery or fax ten days before the meeting. If the notice is not given through direct delivery, the confirmation by telephone is necessary and corresponding records shall be made.

(2)	Notice for an interim meeting shall be given to all supervisors by direct delivery, telephone or fax five days before the meeting. If the notice is not given through direct delivery, the confirmation by telephone is necessary and corresponding records shall be made.

(3)	Notice for an urgent meeting shall be given to all supervisors by telephone or fax three hours in advance.

A written meeting notice shall include the following items:

(1)	Meeting date and venue;

(2)	Matters proposed to be considered (meeting proposal);

(3)	Meeting convener and presider, the interim meeting proposer and his written proposal;

(4)	Essential meeting materials for supervisors to vote;

(5)	The request for the supervisors to attend the meeting personally;

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(6)	Contact person and contact information.

A verbal meeting notice shall at least include the contents mentioned in (1) and (2) above and an explanation that the Supervisory Committee interim meeting needs to be held as soon as possible due to emergency.

Article 40	The Supervisory Committee meeting should be held on site.

In case of an emergency, the vote by means of communication can be adopted for the meeting provided that the meeting convener (presider) explains the specific emergency situation to the attending supervisors. In the communication vote, the supervisors shall sign and fax their written opinions and voting intentions on the relevant matters to the Supervisory Committee Office. Supervisors shall not just specify their vote options, but also give written opinions or voting reasons.

Article 41	The Supervisory Committee meeting cannot be convened unless half or more of the supervisors are present. Where the attendee number fails to meet the minimum requirement due to refusal or failure to attend the meeting on part of some supervisors, the remaining supervisors shall report it to the regulatory authorities timely.

The secretary to the Board and the securities representative should attend Supervisory Committee meetings.

Article 42	A supervisor who does not attend or appoint another supervisor as his proxy to attend a Supervisory Committee meeting shall be deemed as unable to perform his duties.

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Article 43	The person presiding over a Supervisory Committee meeting shall request the attending supervisors to express their explicit opinion on the proposals. Based on the proposals of supervisors, he shall also request the directors, general manager and other senior management personnel, internal and external auditing personnel to attend the Supervisory Committee meeting and answer issues concerned. Those being requested to attend a Supervisory Committee meeting should attend such meeting.

Article 44	The main scope of the matters for deliberation of the Supervisory Committee is:

(1)	To provide supervisory opinion on the operating objectives, policies and material investment plans decided by the Board;

(2)	To provide opinion on the Company’s proposed interim and annual preliminary and final financial budgets and reports disclosure;

(3)	To provide examination and supervisory opinion on the Company’s profit distribution plans and plans for making up losses;

(4)	To provide opinion to the Board on deciding material investments, pledges and guarantees, etc.;

(5)	to make audit opinion for the connected transactions of the Company;

(6)	To consider the setup and implementation of internal control system of the Company and provide opinion thereon;

(7)	To demand rectification from directors, the general manager and other senior management personnel who violate any laws, regulations or the Articles of Association and damage the interests of shareholders and the Company while discharging their duties;

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(8)	Election at expiry of a session and resignation of supervisors, and discussion and recommendation of a list of supervisors for a new sessions or a list for increase / filling vacancy for submission to the shareholders’ general meeting;

(9)	Other issues related to the interests of shareholders and the development of the Company.

Article 45	The Supervisory Committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the Supervisory Committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of Supervisory Committee shall be safely and properly kept as an important file of the Company. The meeting minutes of Supervisory Committee shall be properly kept as a file of the Company for ten years.

Section 4 Resolutions of the Supervisory Committee and their announcement

Article 46	Resolutions of the Supervisory Committee shall be decided by a show of hands of supervisors attending the meeting. The Supervisory Committee meeting shall implement the one-issue-one-vote and one-person-one-vote system. Voting intentions of supervisors are divided into consent, opposition and waiver. The supervisors present shall choose one of such intentions. If a supervisor did not select or selected two or more intentions, the presider shall request him to select again, and if he refuses to do so, it shall be deemed as a waiver. If a supervisor left the meeting midway, and did not return to vote, it shall be deemed as a waiver. Supervisors making an abstention vote shall give reason which shall be recorded.

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Article 47	If necessary, sound recording may be made covering the whole Supervisory Committee meeting.

Article 48	Supervisors present in a meeting shall sign on the record of the meeting when it ends, and sign on the minutes or resolutions after the meeting (reviewing and signing them on site when the minutes or resolutions are delivered to him). Supervisors who do not sign on record, minutes or resolutions of the meeting shall be deemed as not performing his duties.

Article 49	Resolutions of the Supervisory Committee shall be passed by two-thirds or more of all of its members.

Article 50	The Supervisory Committee Office shall take minutes at the on-site meeting. The minutes shall include the followings:

(1)	Session and date, venue and convening mode;

(2)	Issuance and receipt of meeting notices;

(3)	Meeting convener and presider;

(4)	Attendance;

(5)	Proposal deliberated at the meeting, main points and views of each supervisor on the relevant matters and their voting on the proposal;

(6)	Voting method and result of each proposal (note the specific numbers of affirmative votes, negative votes, and abstentions);

(7)	Other matters considered necessary to be recorded by the supervisors present.

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For the Supervisory Committee meeting held by means of communication, the Supervisory Committee Office shall sort out and compile the minutes in accordance with the above provisions.

Article 51	Supervisors present shall sign the minutes for confirmation. Any supervisor who has different views on the minutes may make a written explanation when signing the minutes. If necessary, he shall report it to the regulatory authorities in a timely manner, and may also make a public statement.

If any supervisor fails to sign for confirmation as provided in the foregoing stipulation and make a written explanation on his different views, or fails to report it to the regulatory authorities or make a public statement, he shall be deemed to have fully agreed with the content of the minutes.

Article 52	Resolutions and minutes shall be submitted to the secretary to the Board within one working day after the Supervisory Committee meeting, who shall file them with the stock exchange at the place of listing (unless not required by the related exchange) and made announcement as required by such stock exchange.

Article 53	Supervisors shall be responsible for the resolutions of the Supervisory Committee. Where a resolution of the Supervisory Committee meeting violates laws, administrative regulations or the Articles of Association and causes losses to the Company, the supervisors who took part in such resolution shall be liable to compensate the Company. However, if a supervisor can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the supervisor may be relieved of such liability.

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Article 54	Resolutions of the Supervisory Committee shall be implemented by the supervisors or under their supervision. Substantive resolutions of supervisory items, such as resolutions related to the examination of financial situation of the Company, shall be implemented by the supervisors; and resolutions making recommendations, such as resolutions demanding rectification from the directors or the general manager when the acts of such persons are harmful to the Company’s interest, shall be implemented under supervision of the supervisors.

Article 55	The Supervisory Committee shall establish a record-keeping system of the implementation of its resolutions. Each resolution of the Supervisory Committee shall be implemented or supervised by designated supervisors who shall record the implementation of the resolution, and report to the Supervisory Committee the final result of the implementation.

Article 56	The chairman of the Supervisory Committee shall appoint a specially-assigned person to safe keep the archives of the Supervisory Committee meetings, including notices of meeting, meeting materials, attendance books, sound recording data, votes, minutes signed for confirmation by supervisors present, and announcement of resolutions, etc.

Meeting materials of the Supervisory Committee shall be kept for a period of at least ten years.

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Chapter 3 Supplementary Provisions

Article 57	Matters not covered by these rules shall be implemented in accordance with requirements of laws and regulations such as the Company Law, the Securities Law of the People’s Republic of China and the Code of Corporate Governance, as well as the Articles of Association. In the event that these rules are not in congruence with the relevant national laws and regulations or the Articles of Association, they shall be implemented in accordance with the relevant laws, regulations and the Articles of Association, and these rules shall be promptly revised accordingly.

Article 58	Any amendment of these rules shall be proposed by the Supervisory Committee and submitted to the shareholders’ general meeting for consideration and approval.

Article 59	The Supervisory Committee shall be responsible for the interpretation of these rules.

Article 60	These rules shall be included as attachment of the Articles of Association and shall take effect upon approval of the shareholders’ general meeting.

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